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                                                                     EXHIBIT 2.4

                         UNITED STATES BANKRUPTCY COURT
                           SOUTHERN DISTRICT OF TEXAS
                             CORPUS CHRISTI DIVISION

In re:                                  )            (Chapter 11)
                                        )
EOTT ENERGY PARTNERS, L.P.              )            CASE NO. 02-21730
                                        )
EOTT ENERGY FINANCE CORP.               )            CASE NO. 02-21731
                                        )
EOTT ENERGY GENERAL PARTNER, L.L.C.     )            CASE NO. 02-21732
                                        )
EOTT ENERGY OPERATING LIMITED           )
PARTNERSHIP                             )            CASE NO. 02-21733
                                        )
EOTT ENERGY CANADA LIMITED              )
PARTNERSHIP                             )            CASE NO. 02-21734
                                        )
EOTT ENERGY PIPELINE LIMITED            )
PARTNERSHIP                             )            CASE NO. 02-21735
                                        )
EOTT ENERGY LIQUIDS, L.P.               )            CASE NO. 02-21736
                                        )
EOTT ENERGY CORP.                       )            CASE NO. 02-21788
                                        )
                Debtors                 )            (Jointly Administered under
                                        )            Case No. 02-21730)

             ORDER CONFIRMING JOINT CHAPTER 11 PLAN OF THE DEBTORS

         On February 12, 2003, the Court considered (i) the Third Amended Joint Chapter 11 Plan of the Debtors dated December 6, 2002; (ii) the Supplement/Amendment to Third Amended Joint Chapter 11 Plan of the Debtors and Glossary of Defined Terms filed on February 11, 2003 (the "Plan Amendment");
(iii) the Plan Documents on file in this bankruptcy case (the "Plan Documents"); and (iv) all amendments, modifications and supplements to such documents (the "Plan")(1) filed by EOTT Energy Partners, L.P.; EOTT Energy Finance Corp.; EOTT Energy


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General Partner, LLC; EOTT Energy Operating Limited Partnership; EOTT Energy
Pipeline Limited Partnership; EOTT Energy Canada Limited Partnership; EOTT Energy Liquids, L.P., and EOTT Energy Corp. (collectively, the "Debtors").(2) The Court finds that notice of the Plan is adequate under the Bankruptcy Code, the Federal Rules of Bankruptcy Procedure, and the Local Rules and Orders of this Court. Based on the evidence presented, the arguments and representations of counsel, and the Findings of Fact and Conclusions of Law being entered along with this Order, the Court has determined that the Plan satisfies the applicable provisions of the Bankruptcy Code, and should therefore be confirmed. Accordingly, it is ORDERED that:

I.       CONFIRMATION OF THE PLAN

         1. The Plan is confirmed in its entirety, and all of the terms and conditions contained in the Plan, the Plan Amendment, and Plan Documents are approved, subject to the provisions of this Order.

         2. All objections to confirmation of the Plan not withdrawn or otherwise resolved are expressly overruled.

II.      EFFECTS OF CONFIRMATION OF THE PLAN

         3. The provisions of the Plan and this Order are binding on the Debtors and each Claimholder, Interestholder, any interested party in this chapter 11 case, and any other Person receiving notice of the Plan or Confirmation Hearing, and their respective agents, heirs, successors, and assigns, regardless of whether such party voted to accept the Plan.

         4. On entry of this Order, the Debtors and each of their respective directors, officers, general partners, managers, agents, and attorneys, along with the parties to the Exit Credit Facility,(3) are authorized to (i) effect any and all partnership/limited liability company transactions contemplated in the Plan and (ii) on the Effective Date, take all necessary and


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appropriate steps to implement the terms of the Plan, the Plan Documents, and
Exit Credit Facility (including the issuance, execution, delivery, filing, or recording of such financing statements or other records, security agreements, mortgages, deeds of trust, and other financing documents necessary to create, attach, perfect, and/or maintain the first priority of Lenders' liens or security interests with respect to the Collateral (as defined and described in the Exit Credit Facility), and including the payment of all fees and expenses and the satisfaction of all conditions precedent to closing required under the Exit Credit Facility), regardless of whether such actions are specifically referred to in the Plan, the Plan Documents, or the Exit Credit Facility, without the need for further shareholder, unitholder, partner, manager, director, officer, any other corporate approvals, or further order of the Court.

         5. Except as otherwise provided in the Plan, this Order, the Enron Settlement Agreement, and/or the order dated November 22, 2002 approving the Enron Settlement Agreement, on confirmation of the Plan, the rights afforded in the Plan and the treatment of Claims and Equity Interests are in exchange for, and in complete satisfaction, discharge, and release of, all debts and Claims of any nature whatsoever against the Debtors and any of the Estate Property. Except as otherwise provided in the Plan, this Order, the Enron Settlement Agreement, and/or the order dated November 22, 2002 approving the Enron Settlement Agreement, on the Effective Date, the Debtors are discharged and released from any and all debts and Claims, including demands and liabilities that arose before the Effective Date, and all debts of the kind described in 11 U.S.C. Sections 502(g), 502(h), and 502(i), regardless of whether (i) a proof of claim based on such debt or Claim is filed or deemed filed under 11 U.S.C. Section 501; (ii) a Claim based on such debt is allowed under 11 U.S.C. Section 502; or
(iii) the holder of a Claim based


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on such debt has accepted the Plan. Except as otherwise provided in the Plan, this Order, the Enron Settlement Agreement, and/or the order dated November 22, 2002 approving the Enron Settlement Agreement, this Order is a judicial determination of a discharge of all Claims against, and other liabilities of, the Debtors. In accordance with 11 U.S.C. Section 524, such discharge voids any judgment rendered against the Debtors to the extent it relates to a discharged debt or Claim, and operates as an injunction against the prosecution of any action against the Debtors or the Estate Property, to the extent it relates to a discharged debt or Claim.

         6. Except as provided in the Plan, on the Effective Date, any judgment rendered against the Debtors, to the extent that such judgment is a determination of liability of the Debtors concerning any discharged debt or Claim, is rendered null and void.

         7. Unless otherwise provided in the Plan or order of the Bankruptcy Court, any and all injunctions or automatic stays provided for in the Bankruptcy Case under 11 U.S.C. Sections 105 and 362, or otherwise, and in existence on the Confirmation Date, shall remain in full force and effect through the Effective Date.

         8. Except as otherwise provided in the Plan, this Order, the Enron Settlement Agreement, and/or the order dated November 22, 2002 approving the Enron Settlement Agreement, at all times on and after the Effective Date, all Persons who have been, are, or may be holders of debts or Claims against, or Equity Interests in, the Debtors arising before the Effective Date, are enjoined from taking any of the following actions against or affecting the Debtors, their Estates, or the Estate Property, with respect to such debts, Claims, or Equity Interests (other than actions brought to enforce any rights or obligations under the Plan):


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         (i) commencing, conducting, or continuing in any manner, whether directly or indirectly, any suit, action, or other proceeding of any kind against the Debtors, their Estates, or the Estate Property (including all suits, actions, and proceedings pending as of the Closing Date, which shall be deemed to be withdrawn or dismissed with prejudice);

         (ii) enforcing, levying, attaching, collecting, or otherwise recovering by any manner or means, whether directly or indirectly, any judgment, award, decree, or order against the Debtors, their Estates, or the Estate Property;


         (iii) creating, perfecting, or otherwise enforcing in any manner, whether directly or indirectly, any Lien against the Debtors, their Estates, or the Estate Property;

         (iv) asserting any subrogation or recoupment right of any kind, whether directly or indirectly, against any obligation due the Debtors, their Estates, or the Estate Property; and proceeding in any manner and in any place that does not conform to, or comply with, the provisions of the Plan.

III.     PROVISIONS RELATED TO EXECUTORY CONTRACTS

         9. In accordance with sections 5.1 and 5.2 of the plan, on the Effective Date, all Executory Contracts not identified on the Rejection Schedule (as amended) shall be assumed by the Debtors. The cure amounts identified in the Cure Payment Notice attached hereto as Exhibit B are approved and are binding on parties in interest receiving the Cure Payment Notice. Except as provided in the following paragraph, the Debtors shall not be liable for any cure amounts in connection with the assumption of a particular Executory Contract other than such cure identified on the Cure Payment Notice corresponding to such Executory Contract. On the Effective Date or as soon thereafter as practicable, the Debtors shall pay the cure amounts identified on the Cure Payment Notice under any Executory Contract being assumed by the Debtors, plus any amounts that may have become due under such Executory Contracts after January 20, 2003 and remain unpaid as of the Effective Date of the Plan.


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         10. Certain parties to Executory Contracts that are being assumed have provided notice to the Debtors that they assert cure amounts due them that were not included in the Cure Payment Notice. These parties are: (i) Railroad Management Company, LLC ($10,795 cure asserted); Coast Energy Group ($3,600 cure asserted); and Plains All-American Pipeline ($1,300 cure asserted). The Debtors will attempt to amicably resolve with these parties whether their asserted cure amounts are valid and owing and, if the parties cannot resolve such issues, the Debtors or the named parties may seek a hearing before the Court to determine the unresolved issues. The Debtors and the named parties reserve all rights regarding the alleged cure amounts.

         11. In accordance with sections 5.1 and 5.2 of the Plan, all Executory Contracts that are identified on the Rejection Schedule attached hereto as Exhibit A are rejected as of the Confirmation Date, and such Executory Contracts shall no longer represent the binding obligations of the Debtors after the Confirmation Date.

         12. Notwithstanding any provision of the Plan or this Order, on the Effective Date, the Debtors shall assume any and all indemnification obligations they may have (whether arising pursuant to contract, applicable law, or otherwise) to their current officers and directors and the following former officers and directors: (i) Lawrence Clayton, former Chief Financial Officer;
(ii) Susan Ralph, former Treasurer; (iii) Peggy B. Menchaca, former Secretary;
(iv) Edward O. Gaylord, former director; (v) Dee S. Osborne, former director; and (vi) Daniel P. Whitty, former director.

IV. MATTERS RELATING TO IMPLEMENTATION OF THE PLAN

         13. All actions taken by the Debtors in connection with the formation of EOTT Energy LLC during the Bankruptcy Case are ratified and approved. In accordance with section


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6.2.5 of the Plan, the following persons are approved as the initial board of directors of EOTT Energy LLC: (i) J. Robert Chambers, (ii) Julie H. Edwards,
(iii) Thomas M. Matthews, (iv) Robert E. Ogle, (v) James M. Tidwell, (vi) S. Wil Von Loh, and (vii) Daniel J. Zaloudek.

         14. On the Effective Date, the Debtors (except EOTT GP) and their respective Estates shall be substantively consolidated for purposes of distributions under the Plan. EOTT GP and its Estate will not be substantively consolidated and will remain distinct from the Consolidated Debtors. As a result of such substantive consolidation, (i) all Intercompany Claims by and among the Consolidated Debtors will be eliminated, (ii) any obligation of any of the Consolidated Debtors and all guarantees thereof executed by any of the Consolidated Debtors will be deemed to be an obligation of each of the Consolidated Debtors, (iii) any Claim filed or asserted against any of the Consolidated Debtors will be deemed a Claim against each of the Consolidated Debtors, (iv) for purposes of determining the availability of any right of setoff under Bankruptcy Code section 553, the Consolidated Debtors will be treated as one entity so that (subject to the other provisions of Bankruptcy Code section 553) debts due to any of the Consolidated Debtors may be offset against the debts owed by any of the Consolidated Debtors. On the Effective Date, and in accordance with the terms of the Plan, all Claims based on guarantees of collection, payment, or performance made by any Consolidated Debtor concerning the obligations of another Consolidated Debtor shall be discharged, released, and without further force or effect. To the extent applicable, all Claims by and between any Consolidated Debtor and EOTT GP will be treated pursuant to the Enron Settlement Agreement. The substantive consolidation of the Consolidated Debtors for distribution purposes shall not constitute or effectuate a merger of the corporate or other legal identities of the Consolidated Debtors, and the


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Consolidated Debtors' respective corporate and other legal identities shall remain intact, except as otherwise specified in the Plan. The obligations of the Debtors who are parties to the Exit Credit Facility shall be their joint and several obligations, with each Debtor named therein as a guarantor waiving all suretyship defenses.

         15. Notwithstanding any provision of the Plan or this Order, the holders of Allowed Claims against the Consolidated Debtors shall be entitled to a single satisfaction of such Claims. If the holder of an Allowed Claim against one Consolidated Debtor asserts an identical Claim against another Consolidated Debtor(s), then such identical Claim against the other Consolidated Debtor(s) shall be disallowed. Nothing in this paragraph shall be construed as modifying or otherwise affecting the terms and conditions of the Enron Settlement Agreement.

         16. The Consolidated Debtors shall not be responsible for the satisfaction of any Allowed Non-Indemnifiable Claims against EOTT GP, and the holders of such claims shall not be entitled to any Distributions from the Consolidated Debtors or their respective Estates. Except as otherwise expressly provided for in the Plan, Allowed Non-Indemnifiable Claims shall be satisfied solely by EOTT GP and/or its Estate.

V. MISCELLANEOUS CONFIRMATION PROVISIONS

         17. All actions not otherwise previously approved by the Court that the Debtors took or effectuated (i) during the pendency of Bankruptcy Case, (ii) in the administration of the Bankruptcy Case, or (iii) in the formulation, negotiation, prosecution, or implementation of the Plan are ratified and approved.


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         18. This Confirmation Order is in recordable form, and shall be accepted by any filing or recording officer or authority of any applicable governmental unit for filing and recording purposes without further or additional orders, certifications, or other supporting documents.

         19. The Debtors and any other Person having duties or responsibilities under the Plan or this Confirmation Order, and their respective directors, officers, general partners, agents, trustees, representatives, and attorneys are specifically authorized, empowered, and directed to take any and all actions necessary or appropriate to implement, effectuate, and consummate the Plan, the Plan Documents, the Exit Facility, or the terms of this Order and the transactions respectively contemplated in those documents, all in accordance with the terms of the Plan and this Order.

         20. Pursuant to 11 U.S.C. Section 1146(c), the issuance, transfer, or exchange of notes or equity securities (including the New Notes and New LLC Units) under the Plan, the creation of any mortgage, deed of trust, or other security interest, the making or assignment of any lease or sublease, or the making or delivery of any deed or other instrument of transfer under, in furtherance of, or in connection with the Plan or the Exit Credit Facility (including any deeds, bills of sale, or assignments executed in connection with any of the transactions contemplated under the Plan), shall not be subject to any stamp, real estate transfer, mortgage recording, or other similar tax.

         21. To the extent that, under applicable nonbankruptcy law, any of the actions contemplated in the Plan would otherwise require the consent or approval of the holders of Equity Interests in the Debtors, or directors, managing members, or partners (as applicable), this Order shall constitute such consent or approval, and such actions shall be, and are deemed to


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have been, taken by unanimous action of the holders of Equity Interests in the
Debtors, or directors, managing members, or partners (as applicable).

         22. The undertakings and obligations of the Debtors pursuant to the Plan, including, without limitation, their undertakings and/or obligations to make distributions to the holders of Senior Notes, the holders of Allowed Claims, or any other party, shall be exempt, pursuant to 11 U.S.C. Section 1145, from Section 5 of the Securities Act of 1933 and from any and all federal, state, or local laws requiring the registration of securities.

         23. The Court shall retain full jurisdiction of this Bankruptcy Case and Estate Property until entry of a Final Decree, at which time the Court shall retain jurisdiction over this Bankruptcy Case pursuant to the provisions of the Plan.

         24. The Debtors shall, within five (5) business days after the Effective Date, issue a Notice of Plan Confirmation and Occurrence of Effective Date, to be served on all Creditors and Interestholders and posted at www.haynesboone.com/eott. The Notice of Plan Confirmation shall inform creditors and parties in interest of (i) the confirmation of the Plan, (ii) the various bar dates in the Plan, and (iii) the Effective Date of the Plan.

         25. Pursuant to 11 U.S.C. Sections 1123(a) and 1142(a), the provisions of this Order, the Plan, the Plan Documents, all other agreements and documents executed and delivered pursuant to the Plan shall apply and be enforceable notwithstanding any otherwise applicable non-bankruptcy law.

         26. The Lenders have acted in good faith in negotiations with the Debtors concerning the terms and conditions of the Exit Credit Facility, and are therefore entitled to the protections of 11 U.S.C. Section 364(e). The terms of the Exit Credit Facility are fair and reasonable and reflect


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the Debtors' exercise of prudent business judgment consistent with their fiduciary duties. The extensions of credit under the Exit Credit Facility are supported by reasonably equivalent value and fair consideration and have been negotiated in good faith and at arm's length by the parties thereto. If any or all of the provisions of this Order are modified, amended, or vacated by a subsequent order of this or any other court, no such modification, amendment, or vacation shall affect the validity, enforceability, perfection or priority of the Debtors' obligations under the Exit Credit Facility or of the liens and security interests provided for or authorized in this Order to secure such obligations.

         27. The granting or existence of liens or security interests created by, incorporated in, or otherwise existing under the Plan or the Exit Credit Facility are transfers of interests in property that are authorized by the Plan, this Order, and 11 U.S.C. Sections 364 and 1123. Except as otherwise provided in the Plan or this Order, no holder of a Lien, security interest, or other encumbrance that is junior, pari passu, or senior to the liens, security interests, or encumbrances granted to the Lenders under the Plan or the Exit Credit Facility, and no person or entity whose consent would otherwise be required for the granting thereof, may declare any default, accelerate any payment, repossess or foreclose on collateral, or otherwise exercise any right that is adverse to the Debtors or Reorganized Debtors, which default, acceleration, repossession, foreclosure, or other right is based in whole or in part on the granting of such lien, security interest, or encumbrance.

         28. The granting of liens or security interests in leases pertaining to real property under the Plan and the Exit Credit Facility are transfers of interest in property that are authorized by the Plan, this Order, and 11 U.S.C. Sections 364 and 1123. No holder of a real property lease may


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declare any default, accelerate any payment, repossess property, or otherwise exercise any right that is adverse to the Debtors or Reorganized Debtors, which default, acceleration, repossession, or other right is based in whole or in part on the granting of such liens or security interests or the transfer of any leasehold rights following an event of default, which transfer occurred as a result of a foreclosure or transfer in lieu of foreclosure. No statutory or contractual landlord's lien or any lessor shall be senior in priority to the liens granted to the Lenders under the Exit Credit Facility.

         29. The provisions of this Order shall not supersede the provisions of the Final Order (I) Authorizing Secured Postpetition Financing on a Superpriority Basis pursuant to 11 U.S.C. Sections 364 and 507(b) and (II) Granting Relief from the Automatic Stay pursuant to 11 U.S.C. Section 361 entered by the Court on October 24, 2002 (the "Final DIP Order"), and all provisions of such order remain in full force and effect and are incorporated herein for all purposes. The "Postpetition Liens" granted and provided for in the Final DIP Order remain in full force and effect, with the same perfection and priority (subject to paragraph 30 below) as provided in such order, to secure the Exit Credit Facility and the obligations of the Debtors thereunder. The same perfection and priority is ordered and established by operation of law for the liens and security interests to be granted by the Debtors to secure the Exit Credit Facility under the mortgages, deeds of trust, security agreements and other financing documents authorized under this Order, such that no additional steps need be taken to perfect such liens and security interests or to insure the priority thereof; the parties to the Exit Credit Facility are, however, authorized to take any actions otherwise provided for under applicable law to establish or give public notice of such perfection and priority and are granted relief from the automatic stay in order to do so.


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Receiving the benefits of the Postpetition Liens and of such other liens and security interests will not make any of the beneficiaries or holders thereof responsible for any of the Debtors' obligations or liabilities with respect to the collateral subject thereto, including without limitation any obligations or liabilities for environmental remediation. The relative priorities of the benefits of the Postpetition Liens and such other liens and security interests among the beneficiaries thereof will be as described in the Intercreditor and Security Agreement included in the Exit Credit Facility.

         30. The provisions of this Order shall not supersede the provisions of the order dated November 22, 2002 approving the Enron Settlement Agreement

         31. Notwithstanding anything to the contrary in the Plan or this Order, nothing in the Plan nor this Order (i) releases or nullifies any environmental obligations under statutes or regulations to which the Reorganized Debtors (now operating with the addition of the newly formed EOTT Energy LLC) would be subject as the owners or operators of the pipelines and/or pipeline sites that the Debtors operate, just as if the Reorganized Debtors had not undergone a chapter 11 bankruptcy case, or (ii) impairs or restricts any governmental entity's ability to pursue environmental rights in a court of competent jurisdiction against any of the Reorganized Debtors and/or EOTT Energy LLC as the owner(s) or operator(s) of the pipelines or pipeline sites after the Confirmation Date.

         32. Notwithstanding any provision of the Plan or the Exit Credit Facility, no lien, security interest, or other encumbrance granted to the lenders in the Exit Credit Facility shall be senior in priority to any ad valorem tax Lien arising under applicable state law that would, by


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operation of applicable non-bankruptcy law, otherwise be senior in priority to the liens, security interests, and encumbrances granted to secure the Exit Credit Facility.

         33. Notwithstanding any provision of the Plan, this Order, or any Final Order entered by the Bankruptcy Court in this Bankruptcy Case, the bar date for Governmental Units to file proofs of claim in this Bankruptcy Case shall be the 180th day after the Petition Date.

         34. To the extent Anadarko E&P Company, LP ("Anadarko") holds a Trade Partner Secured Claim as defined in the Plan, the Debtors will maintain a letter of credit in an amount sufficient to fully secure Anadarko's Trade Partner Secured Claim, if any, until September 30, 2003. Nothing in the Plan or this Order shall be deemed to (i) expand or otherwise modify any rights or remedies the Debtors or Anadarko may have under the Irrevocable Standby Letter of Credit Number S9703795 issued by Standard Chartered Bank or any other letter of credit posted by the Debtors in favor of Anadarko; (ii) affect any of the Debtors' rights with respect to any Claim asserted by Anadarko, including the right to object to or otherwise challenge such Claim; or (iii) affect or modify the Debtors' letter of credit obligations, if any, in connection with crude purchases between the Debtors and Anadarko after the Effective Date, unless expressly agreed to otherwise by the Debtors and Anadarko.

         35. Notwithstanding anything in this Order or the Plan, the applicable Debtors' obligations, if any, to Koch Industries, Inc.; Koch Pipeline Company, L.P.; and/or their affiliates (collectively, "Koch") arising under (a) the Purchase and Sale Agreement among Koch and certain of the Debtors dated September 1, 1998, (b) the Purchase and Sale Agreement among Koch and certain of the Debtors dated July 1, 1998, (c) the Crude Oil Supply & Terminalling Agreement dated December 1, 1998, and (d) any other contracts or written agreements among


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Koch and the Debtors or any one or more of them (collectively, such agreements as amended from time to time are referred to as the "Koch Agreements") shall (i) not be treated as a Claim under the Plan and (ii) survive confirmation of the Plan and not be discharged, released, or otherwise affected by operation of this Order or the Plan. Likewise, nothing in this Order or the Plan shall release or discharge Koch from any obligation Koch may have to any Debtor under the Koch Agreements or otherwise modify any Debtor's rights under the Koch Agreements. Nothing in this paragraph shall be construed as reviving any obligations between the Debtors and Koch that have previously expired.

         36. Subject to paragraph 35 of this Order, the following proofs of claim filed by Koch are withdrawn in their entirety, and shall not be entitled to any distributions under the Plan: (i) Proof of Claim No. 7723 (unknown amount) filed by Koch Pipeline Company, L.P. ("Koch Pipeline") against EOTT Energy Pipeline Limited Partnership; (ii) Proof of Claim No. 7724 (unknown amount) filed by Koch Pipeline against EOTT Energy Operating Limited Partnership; (iii) Proof of Claim No. 7725 (unknown amount) filed by Koch Pipeline against EOTT Energy Partners, L.P.; (iv) Proof of Claim No. 7726 (unknown amount) filed by Koch Oil Company, a division of Koch Industries, Inc. ("Koch Oil") against EOTT Energy Pipeline Limited Partnership; (v) Proof of Claim No. 7727 (unknown amount) filed by Koch Oil against EOTT Energy Operating Limited Partnership; (vi) Proof of Claim No. 7728 (unknown amount) filed by Koch Oil against EOTT Energy Partners, L.P.; (vii) Proof of Claim No. 9549 (unknown amount) filed by Koch Oil against EOTT Energy Operating Limited Partnership;
(viii) Proof of Claim No. 9550 (unknown amount) filed by Koch Pipeline against EOTT Energy Pipeline Limited Partnership; (ix) Proof of Claim No. 9551 (unknown amount) filed by Koch Oil against EOTT


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Energy Pipeline Limited Partnership; and (x) Proof of Claim No. 9552 (unknown amount) filed by Koch Pipeline against EOTT Energy Operating Limited
Partnership.

         37. The Debtors and the Pension Benefit Guaranty Corporation ("PBGC") have consensually resolved PBGC's proofs of claim and confirmation objection pursuant to a stipulation among the Debtors, PBGC, and the Enron Parties (the "PBGC Stipulation"), which is being filed for approval in the Enron bankruptcy case and is attached hereto as Exhibit C. The terms and conditions of the PBGC Stipulation are incorporated in this Order by reference.

         38. Notwithstanding any provision of the Plan or this Order, the Effective Date of the Plan shall be the earlier of (i) March 1, 2003, or (ii) if the effectiveness of the Confirmation Order is stayed as a result of a stay pending appeal or otherwise, the first day of the calendar month immediately following (a) the date on which the Confirmation Order is not stayed and (b) all conditions to the effectiveness of the Plan have been satisfied or waived as provided in the Plan.

         39. Pursuant to section 6.4 of the Plan, the appointment and operation of any Committee shall terminate immediately on the Debtors' making the initial Distributions to holders of Allowed Class 5 Claims and holders of Allowed Convenience Claims.

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         40. The definition of the term "New Notes" in the Glossary is amended in its entirety as follows:

         NEW NOTES means an aggregate of $104 million in principal amount of 9% Senior Notes due 2009 issued by the applicable Debtors. Distributions of New Notes to the holders of Senior Notes will be issued pursuant to the New Indenture, the terms of which are substantially described in the Term Sheet for New Indenture attached as Exhibit C to the Plan. The form of the New Indenture will be filed with the Bankruptcy Court as a Plan Document. The Distributions of New Notes to Class 5 Creditors other than the holders of Senior Notes will not be issued under the New Indenture, but will contain terms and conditions identical to those in the New Indenture.

         Signed: February 18, 2003.


                                                  /s/ Richard S. Schmidt
                                                  ------------------------------
                                                  HONORABLE RICHARD S. SCHMIDT
                                                  UNITED STATES BANKRUPTCY JUDGE

-------------------

(1) Capitalized terms not defined in this Order shall have the meanings ascribed to them in the Glossary of Defined Terms attached as Exhibit A to the Plan, unless the context otherwise requires. If a capitalized term is not defined in either this Order or the Glossary of Defined Terms, then it shall have the meaning prescribed in the Bankruptcy Code or Bankruptcy Rules, whichever is applicable. If there is any direct conflict between the terms of the Plan and the terms of this Order, the terms of this Order shall control.

(2) References to the Debtors in this Order shall be deemed to refer to the Debtors in the above-referenced bankruptcy cases, to the extent the context of such reference applies to a time period prior to the Effective Date, and shall be deemed to refer to the Debtors as reorganized to the extent the context of such reference applies to a time period on or after the Effective Date.

(3) As used in this Order, "Exit Credit Facility" refers collectively to each of the following, as ultimately executed: (a) the Term Loan Agreement among EOTT Energy Operating Limited Partnership, EOTT Energy Canada Limited Partnership, EOTT Energy Liquids, L.P., and EOTT Energy Pipeline Limited Partnership, as borrowers (collectively, the "Borrowers"); EOTT Energy LLC and EOTT Energy General Partner, L.L.C., as guarantors (collectively, the "Guarantors"); Lehman Commercial Paper, Inc., Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., Farallon Capital Institutional Partners II, L.P., Farallon Capital Institutional Partners III, L.P., Tinicum Partners, L.P., High Yield Portfolio, a Series of Income Trust, and AXP Variable Portfolio-Extra Income Fund, a Series of AXP Variable Portfolio Income Series, Inc., Drawbridge Investment Partners LLC, and any other named lenders thereto, as "Term Lenders"; and Lehman Brothers Inc., as agent for the Term Lenders, (b) the Letter of Credit Agreement among the Borrowers, the Guarantors, and Standard Chartered Bank, a banking institution organized and existing under the laws of England and Wales ("SCB"), as lender, letter of credit issuer, and agent; (c) the Second Amended and Restated Commodities Repurchase Agreement by and among Standard Chartered Trade Services Corporation ("SCTSC"), SCB, as collateral agent, and EOTT Energy Operating Limited Partnership ("EOTT OLP"); (d) the Second Amended and Restated Receivables Purchase Agreement by and among SCTSC, SCB, as collateral agent and EOTT OLP; (e) the Intercreditor and Security Agreement by and among the Borrowers, the Guarantors, and the other parties to the foregoing documents; (f) an overdraft facility by and among one or more of the Debtors and SCB and its affiliates; (g) the Closing Certificate to be given by an executive officer of EOTT Energy LLC, and the "Security Schedule," "Disclosure Schedule," and other schedules attached thereto, and (h) the other documents and instruments required to be delivered in connection with the foregoing.